Exhibit 99.1

High Templar Tech Limited Reports First Half of 2026 Unaudited Financial Results

XIAMEN, China, October 14, 2026/PRNewswire/ -- High Templar Tech Limited (“High Templar” or “the Company” or “We”) (NYSE: HTT), today announced its unaudited financial results for the six months ended June 30, 2026.

First Half of 2026 Financial Highlights:

●	Total revenues were RMB8.0 million (US$1.2 million), compared to RMB29.3 million for the same period of last year

●	Net income attributable to the Company’s shareholders was RMB416.9 million (US$61.4 million), compared to RMB461.9 million for the same period of last year; net income per diluted ADS was RMB2.64 (US$0.39) for the first half of 2026

We continued to execute our business transition while maintaining a healthy balance sheet by pursuing efficient cash management. Moving forward, we remain focused on navigating market dynamics and capitalizing on new business opportunities in order to deliver long-term value for our shareholders.

First Half of 2026 Financial Results

Sales income and others decreased by 72.7% to RMB8.0 million (US$1.2 million) from RMB29.3 million for the first half of 2025, which was primarily due to the winding down of our last-mile delivery business. We have completely wound down the last-mile delivery business in the first half of 2026.

Total operating costs and expenses decreased by 10.0% to RMB188.1 million (US$27.7 million) from RMB209.0 million for the first half of 2025.

Cost of revenues decreased by 77.7% to RMB6.5 million (US$1.0 million) from RMB29.2 million for the first half of 2025, primarily due to the decrease in service cost as we wound down the last-mile delivery business.

General and administrative expenses increased by 61.0% to RMB183.9 million (US$27.1 million) from RMB114.2 million for the first half of 2025, primarily due to the increase in depreciation following the completion of the construction of our headquarters, loan arrangement fees related to the borrowings and employee benefit.

Research and development expenses decreased by 75.0% to RMB6.1 million (US$0.9 million) from RMB24.4 million for the first half of 2025, as a result of the decrease in staff headcount, which led to a corresponding decrease in personnel cost.

Loss from operations was RMB180.0 million (US$26.5 million), compared to RMB179.3 million for the first half of 2025.

Interest and investment income, net was RMB1,283.6 million (US$189.2 million), compared to RMB605.9 million for the first half of 2025, mainly attributable to the increase of income from investments in the first half of 2026.

Gain/(Loss) on derivative instrument was a loss of RMB602.7 million (US$88.8 million), compared to a gain of RMB77.5 million for the first half of 2025, mainly due to the decrease in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net income attributable to the Company’s shareholders was RMB416.9 million (US$61.4 million), compared to RMB461.9 million in the first half of 2025. Net income per diluted ADS was RMB2.64 (US$0.39).

Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents of RMB3,811.5 million (US$561.7 million) and restricted cash, current and non-current of RMB2,322.5 million (US$342.3 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term and long-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the first half of 2026, net cash provided by operating activities was RMB1,142.6 million (US$168.4 million), mainly attributable to proceeds from interest and investment income. Net cash used in investing activities was RMB1,752.3 million (US$258.3 million), mainly due to payments of deposits pledged as collateral for derivative instruments. Net cash used in financing activities was RMB225.2 million (US$33.2 million), mainly due to the repurchase of ADSs and partially offset by the proceeds from long-term borrowings.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to October 13, 2026, the Company has in aggregate purchased 69.1 million ADSs in the open market and a tender offer for a total amount of approximately US$208.3 million (an average price of $3.0 per ADS) pursuant to the share repurchase program.

As of October 13, 2026, the Company had in aggregate purchased 223.4 million ADSs for a total amount of approximately US$902.5 million (an average price of $4.0 per ADS).

Subsequent events

The Company's Chairman and CEO, Mr. Luo Min, recently received a tax notice from the Xiamen Municipal Tax Bureau concerning historical equity restructurings of two PRC consolidated entities, Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”) and Xiamen Lexiang Time Technology Co., Ltd. (“Xiamen Lexiang”); under applicable PRC tax laws, these restructurings are taxable events for Mr. Luo and subject to individual income tax as "income from transfer of property". Because Mr. Luo held all of his equity interests in Xiamen Qudian and Xiamen Lexiang as nominee solely for the Company's benefit and the restructurings were carried out at the instruction of the Company, the board (with Mr. Luo abstaining) resolved that the Company should bear all related individual income tax, late surcharges, penalties and other tax costs. While discussions with relevant tax authorities are ongoing, Mr. Luo has made a tax filing in respect of tax payable of RMB790 million (approximately US$116 million), which is expected to be paid soon. The tax filing was made by Mr. Luo based on the Company’s assessment of the current situation and the Company does not exclude the possibility that further taxes, late surcharges, penalties and other tax costs may be payable in connection with the restructurings of Xiamen Qudian and Xiamen Lexiang. The Company is evaluating potential impacts on other similar historical restructurings and will record accounting provisions and make further disclosures as required.

About High Templar Tech Limited

High Templar Tech Limited ("High Templar") is exploring innovative business opportunities globally to satisfy clients' demand by leveraging its technology know-how and financial service capabilities.

For more information, please visit https://ir.hightemplar.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. High Templar may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about High Templar's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: High Templar's goal and strategies; High Templar's expansion plans; High Templar's future business development, financial condition and results of operations; High Templar's expectations regarding demand for, and market acceptance of, its products; High Templar's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in High Templar's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and High Templar does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

High Templar Tech Limited

Tel: +86-592-317-2318

E-mail: ir@hightemplar.com

High Templar Tech Limited

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
(In thousands except for number	2025	2026
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	29,279	8,008	1,180
Total revenues	29,279	8,008	1,180

Operating cost and expenses:
Cost of revenues	(29,195)	(6,515)	(960)
Sales and marketing	(2,119)	(153)	(23)
General and administrative	(114,197)	(183,910)	(27,105)
Research and development	(24,395)	(6,126)	(903)
Reversal of expected credit losses on receivables and other assets	1,226	13,574	2,001
Impairment loss from other assets	(40,308)	(4,965)	(732)
Total operating cost and expenses	(208,988)	(188,095)	(27,722)
Other operating income	365	125	18
Loss from operations	(179,344)	(179,962)	(26,524)
Interest and investment income, net	605,941	1,283,587	189,177
(Loss)/Gain from equity method investments	(1,005)	396	58
Gain/(Loss) on derivative instruments	77,540	(602,737)	(88,832)
Foreign exchange loss, net	(13,744)	(51,642)	(7,611)
Other income	6,895	11,295	1,665
Other expenses	(886)	(1,032)	(152)
Net income before income taxes	495,397	459,905	67,781
Income tax expenses	(33,530)	(43,045)	(6,344)
Net income	461,867	416,860	61,437
Net income attributable to the Company's shareholders	461,867	416,860	61,437

Earnings per share for Class A and Class B ordinary shares:
Basic	2.80	2.69	0.40
Diluted	2.72	2.64	0.39

Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	2.80	2.69	0.40
Diluted	2.72	2.64	0.39

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	164,818,209	155,157,078	155,157,078
Diluted	169,625,551	157,675,611	157,675,611

Other comprehensive loss:
Foreign currency translation adjustment	(21,215)	(61,416)	(9,052)
Total comprehensive income	440,652	355,444	52,385
Total comprehensive income attributable to the Company's shareholders	440,652	355,444	52,385

High Templar Tech Limited

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands except for number	2025	2026
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	5,532,376	3,811,463	561,740
Restricted cash, current	1,523,658	1,533,363	225,990
Time and structured deposits	1,885,243	974,074	143,561
Derivative instruments-asset	113,191	10,939	1,612
Short-term investments	879,225	1,714,157	252,636
Accounts receivables	5,351	-	-
Other current assets	1,453,174	2,972,903	438,152
Total current assets	11,392,218	11,016,899	1,623,691

Non-current assets:
Right-of-use assets	92,623	96,279	14,190
Investment in equity method investee	126,533	144,756	21,334
Long-term investments	72,769	73,525	10,836
Restricted cash, non-current	-	789,183	116,311
Property and equipment, net	1,677,993	1,659,168	244,531
Intangible assets	1,586	1,301	192
Other non-current assets	249,189	276,574	40,762
Total non-current assets	2,220,693	3,040,786	448,156
TOTAL ASSETS	13,612,911	14,057,685	2,071,847

High Templar Tech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of June 30,
(In thousands except for number	2025	2026
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	1,576,000	1,576,000	232,274
Short-term lease liabilities	4,233	846	125
Derivative instruments-liability	52,012	414,881	61,146
Accrued expenses and other current liabilities	290,251	270,053	39,801
Income tax payable	58,156	33,751	4,974
Total current liabilities	1,980,652	2,295,531	338,320

Non-current liabilities:
Long-term lease liabilities	655	254	37
Long-term borrowings	-	680,000	100,220
Total non-current liabilities	655	680,254	100,257
Total liabilities	1,981,307	2,975,785	438,577

Shareholders' equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(1,716,516)	(2,534,443)	(373,531)
Additional paid-in capital	4,024,379	3,937,158	580,265
Accumulated other comprehensive loss	(55,181)	(116,597)	(17,184)
Retained earnings	9,378,746	9,795,606	1,443,695
Total equity	11,631,604	11,081,900	1,633,270
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,612,911	14,057,685	2,071,847